Filed by: Teva  Pharmaceutical Industries Limited
                              Pursuant to Rule 425 under the
                              Securities Act of 1933 and deemed filed
                              pursuant to Rule 14a-12 under the
                              Securities Exchange Act of 1934

                              Subject Company: Ivax Corporation

                              Registration Statement File No. 001-09623




[GRAPHIC OMITTED]
Teva Pharmaceutical Industries Ltd.                Web Site: www.tevapharm.com
--------------------------------------------------------------------------------
                Contact:      Dan Suesskind
                                      Chief Financial Officer
                                      Teva Pharmaceutical Industries Ltd.
                                      (011) 972-2-589-2840
                              George Barrett
                                      President and CEO
                                      Teva North America
                                      (215) 591-3030
                              Liraz Kalif / Kevin Mannix
                                      Teva Investor Relations
                                      (011) 972-3-926-7554 / (215) 591-8912

FOR IMMEDIATE RELEASE
---------------------

                       TEVA COMPLETES ACQUISITION OF IVAX

 Strengthens Global Leadership in Generics, Adds New Product Lines and
                                 Growth Markets

Jerusalem, Israel, January 26, 2006 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it has completed its acquisition of IVAX Corporation (AMEX: IVX). The combined company, which will operate under the Teva name, will have a presence in over 60 countries and will employ approximately 26,000 people. The two companies generated over $7 billion in revenues for the twelve months ending September 30, 2005.

 "This is a truly exciting day for us," said Israel Makov, Teva's President and CEO. "The combination of Teva and IVAX creates a unique company that will be the clear global leader in generic pharmaceuticals and a major player in the global healthcare industry. We are strengthening both our generic and branded businesses, deepening our pipeline, extending our geographic reach and expanding our presence in new therapeutic areas and growth markets. Teva will be able to respond to an exceptionally wide range of patients', customers' and healthcare providers' needs, both therapeutically and economically."

Dr. Phillip Frost, former Chairman and CEO of IVAX Corporation and now Vice Chairman of Teva, said, "It's now several months since we announced the agreement for IVAX to be acquired by Teva. During this time, we have gotten to know many of the top executives, managers and other members of the Teva family. One can only be impressed by their high level of competence and dedication. I feel more certain than ever that IVAX has found the right 'home' and will be ably managed by this exceptional group--to the benefit of employees, customers, and shareholders alike."

Mr. Makov added, "Our plans for integrating Teva and Ivax have already been put into motion. We have put in place processes that will monitor the execution of those plans and ensure that we maximize the potential value created by the merger of these two industry leaders."

As previously announced, Teva expects the acquisition to become accretive by the end of the first year. Teva will report consolidated financial results for both companies with its first quarter 2006 results. Guidance for the combined company's 2006 financial outlook is expected to be given at that time.

On January 26, 2006, IVAX became a wholly owned subsidiary of Teva and ceased to be traded on the American Stock Exchange. Pursuant to the merger agreement between the parties, IVAX shareholders had the right to elect to receive for each IVAX share they owned either 0.8471 Teva ADRs or $26.00 in cash, subject to proration. Based on the preliminary results of the elections and subject to confirmation of the validity of elections made, the number and nature of guaranteed deliveries, whether the failed deliveries relate to stock or cash elections and final proration calculations, the merger consideration currently estimated to be paid to IVAX shareholders is:

     o Stock Elections: IVAX shareholders who validly elected to receive all stock are expected to receive 0.8471 Teva ADRs for approximately 50.61% of their shares of IVAX common stock and $26.00 in cash for approximately 49.39% of their shares of IVAX common stock, or effectively on a per share basis: 0.4287 Teva ADRs and $12.84 for each share of IVAX common stock for which such election was made;

     o Cash Elections: IVAX shareholders who validly elected to receive all cash will receive $26.00 in cash for each share of IVAX common stock for which such election was made; and

     o Non-Elections: IVAX shareholders who did not make a valid election will receive $26.00 in cash for each share of IVAX common stock.


The final results of the elections are expected to be announced on or about Tuesday, January 31, 2006. Pursuant to the merger agreement, fractional ADRs will not be issued. In lieu thereof, IVAX shareholders will receive cash.

Share exchange instructions and a letter of transmittal will be mailed to non-electing IVAX shareholders shortly. IVAX shareholders who made an effective stock or cash election do not need to do anything further in order to receive their merger consideration.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

About IVAX
IVAX Corporation, headquartered in Miami, Florida, discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally.


Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the merger and the contingencies and uncertainties to which Teva and IVAX may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to rapidly integrate IVAX's operations and achieve expected synergies, diversion of management time on merger-related issues, Teva and IVAX's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone(R) sales, regulatory changes that may prevent Teva or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Allegra(R), Neurontin(R), Oxycontin(R) and Zithromax(R), the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F, IVAX's Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither Teva nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.